Exhibit 99.3

CAPITALIZATION AND INDEBTEDNESS OF TOTALENERGIES

(unaudited)

The following table sets out the unaudited consolidated capitalization and long-term indebtedness, as well as short-term indebtedness, of TotalEnergies SE and all of its direct and indirect consolidated companies located in or outside of France (collectively, “TotalEnergies”) as of September 30, 2021, prepared on the basis of IFRS. Currency amounts are expressed in U.S. dollars (“dollars” or “$”) or in euros (“euros” or “€”).

At September 30, 2021
(in millions of dollars)
Current financial debt, including current portion of non-current financial debt
Current portion of non-current financial debt	6,544
Current financial debt	9,927
Current portion of financial instruments for interest rate swaps liabilities	428
Other current financial instruments — liabilities	76
Financial liabilities directly associated with assets held for sale	—
Total current financial debt	16,975
Non-current financial debt	50,810
Non-controlling interests	3,211
Shareholders’ equity
Common shares	8,224
Paid-in surplus and retained earnings	113,795
Currency translation adjustment	(11,995)
Treasury shares	(8)
Total shareholders’ equity — TotalEnergies share	110,016
Total capitalization and non-current indebtedness	164,037

As of September 30, 2021, TotalEnergies SE had an authorized share capital of 3,686,636,841 ordinary shares with a par value of €2.50 per share, and an issued share capital of 2,640,429,329 ordinary shares (including 173,410 treasury shares from shareholders’ equity).

As of September 30, 2021, approximately $7,534 million of TotalEnergies’ non-current financial debt was secured and $43,276 million was unsecured, and all of TotalEnergies’ current financial debt of $9,927 million was unsecured. As of September 30, 2021, TotalEnergies had no outstanding guarantees from third parties relating to its consolidated indebtedness.

For more information about TotalEnergies’ off-balance sheet commitments and contingencies, see Note 13.1 of the Notes to TotalEnergies’ audited Consolidated Financial Statements in its Annual Report on Form 20-F for the year ended December 31, 2020, filed with the Securities and Exchange Commission on March 31, 2021.

Except as disclosed herein, there have been no material changes in the consolidated capitalization, indebtedness and contingent liabilities of TotalEnergies since September 30, 2021.